Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

May 14, 2014

VIA EDGAR

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

XenoPort, Inc. (“XenoPort” or the "Company")
Supplemental Material referenced in correspondence, filed by Clinton Relational Opportunity Master Fund, L.P., et al.

Filed April 11, 2014

File No. 001-51329

Dear Mr. Duchovny:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, “Clinton”), Kevin J. Cameron, Rael Mazansky, M.D. and Charles A. Rowland, Jr. (each, a “Filing Person” and collectively with Clinton, the “Filing Persons”), we are hereby filing with the Securities and Exchange Commission a copy of the letter hand-delivered to the Company on February 10, 2014, which letter was referenced as supplemental material in my letter dated April 11, 2014 and previously emailed to your attention in connection with the Filing Persons' proxy statement on Schedule 14A for XenoPort's 2014 annual meeting. Such supplemental material is attached hereto in Exhibit A.

***

Please do not hesitate to contact me at (212) 756-2208 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater

EXHIBIT A

February 10, 2014 Letter

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Clinton Relational Opportunity Master Fund, L.P.
c/o Clinton Group Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

February 10, 2014

Via Electronic Mail and Hand Delivery

XenoPort, Inc.
3410 Central Expressway
Santa Clara, California 95051
Attention: Gianna M. Bosko, Senior Vice President, Chief Legal Officer and Secretary

Re: Stockholder Notice of Intent to Present Proposals and Nominate Persons for Election as Directors at the 2014 Annual Meeting of the Stockholders of XenoPort, Inc.

Ladies and Gentlemen:

Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted company (the "Record Holder"), hereby submits this notice (this "Notice") on the date hereof. The purpose of this Notice, as more fully set forth herein, is to provide notice to XenoPort, Inc., a Delaware corporation (the "Corporation"), of the Record Holder's intent to (i) present the proposals set forth in Annex A (the "Proposals") and (ii) nominate three persons named in Annex B for election to the Board of Directors of the Corporation (the "Board") as directors (each a "Nominee" and together, the "Nominees") at the 2014 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").

Certain information relating to each Nominee is set forth in Annex B hereto. Attached as Annex C are consents signed by each Nominee evidencing a willingness to being named in a proxy statement as a nominee and to serve as a director, if elected or appointed.

As of the date of this Notice, the Record Holder is the record holder of 575 shares of common stock, par value $0.001 per share, of the Corporation (the "Common Stock") and may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 754,362 shares of Common Stock. In addition, one of the Nominees, Rael Mazansky, may be deemed to beneficially own an aggregate of 4,000 shares of Common Stock. The Record Holder and its affiliates identified in Annex E (such affiliates, together with the Record Holder and the Nominees, and each of their respective affiliates and associates, the "Participants"), together with the Nominees and each of their respective affiliates and associates, may be deemed to beneficially own an aggregate of 1,178,615 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock. All transactions effected by the Nominees in the shares of Common Stock and other securities of the Corporation during the past two years are disclosed in Annex F. Share ownership is provided in this Notice as of the

close of business on February 7, 2014. The percentages contained herein are based upon 47,736,316 shares of Common Stock outstanding as of October 15, 2013, as reported in the Corporation's Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2013, filed with the Securities and Exchange Commission (the "SEC") on November 8, 2013.

The Record Holder believes that the address of the Record Holder, as it appears on the Corporation's books is c/o Clinton Group, Inc., 601 Lexington Avenue, 51st Floor, New York, New York, 10022. The Record Holder represents that it (i) is a holder of record of shares of Common Stock entitled to vote at the Annual Meeting and (ii) intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees. The Participants represent that they intend to deliver a proxy statement and form of proxy to holders of, in the case of the proposals, at least the percentage of the Corporation's voting shares required under applicable law to carry each of the proposals or, in the case of the nominations, a sufficient number of holders of the Corporation's voting shares to elect the Nominees.

It is anticipated that certain regular employees of the Participants will also participate in the solicitation of proxies in support of the Nominees and the Proposals. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that proxies will be solicited by mail, courier services, Internet advertising, telephone, facsimile or in person. The Participants may retain the services of a professional services firm for consulting and analytic services and solicitation services in connection with the solicitation of proxies. The terms of such engagement, the anticipated costs involved in the solicitation and number of employees or other agents to be employed will be finalized only when such firm is selected and engaged. It is anticipated that the costs related to this solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Participants. The Participants may seek reimbursement from the Corporation for such expenses if all or any of the Nominees are elected.

As of the date hereof, to the knowledge of the Record Holder, based on information contained in the Corporation's Proxy Statement on Schedule 14A filed with the SEC on April 12, 2013 in connection with the Corporation's 2013 annual meeting, and the Corporation's website, the current Board consists of nine directors, three of whom are to be elected at the Annual Meeting. If more than three directors are to be elected at the Annual Meeting, we reserve the right to nominate additional persons to be elected (each an "Additional Nominee"). Additionally, if, due to death or disability, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting or for good cause will not serve, the Record Holder reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee(s) or Additional Nominee(s) (each an "Alternate Nominee"). In either event, the Record Holder will give prompt notice to the Corporation of its intent to nominate any Additional Nominees or Alternate Nominees at the Annual Meeting. Except where the context otherwise requires, the term "Nominee" as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable. Notwithstanding the foregoing, we reserve the right to withdraw the nomination of one or more Nominees, Alternate Nominees, Additional Nominees or Proposals at any time and will give prompt notice to the Corporation of such withdrawal.

Each of the Participants has an interest in the adoption of the Proposals and the election of directors at the Annual Meeting, as applicable, through the ownership of shares of Common

Stock as described in this Notice and/or as a Nominee. Except as disclosed in this Notice, no Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting pursuant to this Notice. If elected, each of the Nominees would be considered an independent director of the Corporation under (i) the Corporation's Corporate Governance Guidelines, dated May 1, 2013 and provided on the Corporation's website, (ii) the NASDAQ Listing Rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K.

Each of the Nominees has entered into a nominee agreement pursuant to which Clinton Group, Inc., an affiliate of the Record Holder ("CGI"), has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Corporation and the solicitation of proxies in support of their election. The Nominees will not receive any compensation from CGI or its affiliates for their services as directors of the Corporation if elected or appointed. If elected or appointed, the Nominees will be entitled to such compensation from the Corporation as is consistent with the Corporation's practices for services of non-employee directors. A copy of the form of nominee agreement between CGI and each of the Nominees is attached in Annex D.

The Record Holder hereby states with respect to each Nominee, as applicable, that, to the knowledge of the Record Holder, other than as described in this Notice:

(i) each Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(ii) (a) each Nominee has no position or office with the Corporation, and has no arrangement or understanding with any other person pursuant to which he was selected to be a nominee other than with respect to the Nominee Agreements described herein, if applicable; (b) neither such Nominee nor any of his "associates" (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is a party to any arrangement or understanding with any person with respect to (1) any future employment by the Corporation or its affiliates or (2) any future transactions to which the Corporation or any of its affiliates will or may be a party; (c) there were no transactions since October 1, 2012 nor are there any currently proposed involving such Nominee or any of his associates in which the Corporation was or is to be a participant and in which such Nominee, any of his associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K

under the Securities Act of 1933, as amended ("Regulation S-K"); and (d) there are no material proceedings to which such Nominee or any of his associates is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries;

(iii) none of the entities or organizations referred to in Annex B with which any Nominee has been involved during the past five years is a parent, subsidiary or other affiliate of the Corporation;

(iv) (a) such Nominee and each of his or her associates is not a record owner or direct or indirect beneficial owner of any securities of the Corporation or any parent or subsidiary of the Corporation; and (b) such Nominee has not purchased or sold any securities of the Corporation within the past two years;

(v) neither any Nominee nor any of his associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Corporation during the Corporation's last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K;

(vi) (a) there are no relationships involving such Nominee or any of his associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had that Nominee been a director of the Corporation; (b) except as described in this Notice, there are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years and that are material to an evaluation of the ability or integrity of any Nominee; (c) there are no "family relationships" (as defined in Item 401(d) of Regulation S-K) between any Nominee and any director or executive officer of the Corporation or person known to the Record Holder to be nominated by the Corporation to become a director or executive officer; and (d) such Nominee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten years; and

(vii) except for the Nominee Agreements, there are no arrangements or understandings between the Record Holder or such Nominee, or any other person or persons, pursuant to which such Nominee's nomination is being made by the Record Holder.

The Record Holder understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, voting shares outstanding and date, time and place of the Annual Meeting) and the Corporation (including, but not limited to, its various committees and proposal deadlines and the beneficial ownership of the Corporation's securities) will be set forth in the Corporation's proxy statement, to be filed in connection with the Annual Meeting,

and is or will be set forth in certain other SEC filings made or to be made by the Corporation and third parties under Sections 13 and 16 of the Exchange Act. To the extent the Corporation believes any such information is required to be set forth herein, the Record Holder hereby refers the Corporation to such filings. The Record Holder accepts no responsibility for any information set forth in any such filings not made by the Record Holder.

The Annexes are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice. All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

The Record Holder believes that this Notice is sufficient to provide adequate notice and information to the Corporation regarding the intended nomination of the Nominees and complies with all notification and other requirements applicable to the Corporation, if any. If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Record Holder requests that you so notify it on or prior to 6:00 p.m. (Eastern Standard Time) on February 11, 2014 by contacting David Rosewater, Esq. of Schulte Roth & Zabel LLP by telephone at (212) 756-2208. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Record Holder, any of its affiliates or any of the Nominees to the Corporation from and after the date hereof shall be deemed to constitute (i) an admission by the Record Holder, any of its affiliates or any of the Nominees that this Notice is in any way defective, (ii) an admission as to the legality or enforceability of any particular provision of the Amended and Restated Certificate of Incorporation, as amended (the "Charter"), or the Amended and Restated Bylaws of the Corporation (the "Bylaws") or any other matter or (iii) a waiver by the Record Holder, any of its affiliates or any of the Nominees of the right to, in any way, contest or challenge the enforceability of any provision of the Charter or Bylaws, or of any other matter.

Very truly yours,

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity LLC, its investment manager

By: /s/ John Hall

John Hall
Authorized Signatory

Information about the Proposals

The Record Holder intends to submit, for a stockholder vote at the Annual Meeting, the following Proposals described below. Other than as described in this Notice, neither the Record Holder nor any other Participant has any material interest, including any financial interest, in the Proposals.

Proposal 1

To, pursuant to Section 109 of the General Corporation Law of the State of Delaware (the "DGCL"), and Section 45 of Article XIII of the Corporation's Bylaws, adopt a resolution that would repeal any provision of the Corporation's Bylaws in effect at the time of the Annual Meeting that was not included in the Amended and Restated Bylaws of the Corporation as publicly filed with the SEC on August 11, 2005, and was not adopted by the stockholders of the Corporation. The Record Holder is not aware of any such provision of the Corporation's Bylaws that has become effective, but it is possible that, following the date of this Notice and prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution:

> "RESOLVED, that any provision of the Bylaws of the Corporation as of the date of effectiveness of this resolution that was not included in the Bylaws publicly filed with the Securities and Exchange Commission on August 11, 2005, and was not adopted by the stockholders, be and hereby is repealed."

The Record Holder intends to submit this Proposal to repeal any provisions of the Corporation's Bylaws which the Board has adopted or adopts subsequent to the publicly-disclosed Bylaws (i.e., the Corporation's Bylaws as publicly filed with the SEC on August 11, 2005) that was not adopted by stockholders.

Proposal 2

To, pursuant to Section 109 of the DGCL and Section 45 of Article XIII of the Corporation's Bylaws, amend Section 24 of Article IV of the Bylaws as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the following provision shall be added immediately following the last sentence of Section 24 of Article IV of the Bylaws:
>
> > Notwithstanding any other provision of these Bylaws, (x) if at any annual meeting of stockholders for the election of directors a proposal (precatory or otherwise) with respect to an incumbent director who has not been nominated for election at such meeting

> but whose term continues beyond the date of such meeting to approve the performance since the preceding annual meeting of stockholders or the time at which such director was elected or appointed to the Board (whichever is later) is not submitted to a vote of stockholders, no such incumbent director shall be entitled, until such time as such proposal is submitted to a vote of stockholders and is approved by stockholders as provided in the following clause (y), to compensation as a director in excess of $35,000 per year, or (y) if a proposal to approve the performance of an incumbent director is submitted to a vote of stockholders (including, for the avoidance of doubt, pursuant to any stockholder proposal brought under Section 5 of these Bylaws), such incumbent director shall not be entitled to compensation as a director in excess of $35,000 per year if the proposal to approve such director's performance is not approved by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon, unless and until the next annual meeting of stockholders at which the proposal to approve such director's performance is approved by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon. For purposes of the prior sentence, director compensation shall include any and all director fees, whether paid in cash, property (including, without limitation, shares of stock of the corporation (whether or not subject to restrictions) or rights or options with respect thereto) or otherwise and whether paid as a retainer, meeting fee, performance fee or otherwise, but shall not include reimbursement for out-of-pocket costs and expenses actually and reasonably incurred by a director. Notwithstanding any other provisions of these Bylaws, neither this sentence nor the two preceding sentences shall be amended, altered or repealed by the Board of Directors, and no provision of the Bylaws inconsistent herewith or therewith shall be adopted by the Board of Directors, unless the same shall have been approved unanimously by the directors then in office.

The Record Holder intends to submit this Proposal to allow stockholders of the Corporation to express their opinion on the performance of each director on an individual and annual basis and, pursuant to Section 141(h) of the DGCL, to set a maximum amount of permissible annual director compensation for directors as to whose performance the stockholders' approval is not sought or whose performance has not been approved by the stockholders.

Proposal 3

To, pursuant to Section 109 of the DGCL and Section 45 of Article XIII of the Corporation's Bylaws, amend subsection (a) of Section 28 of Article V of the Bylaws as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the following provision shall be added immediately following the last sentence of subsection (a) of Section 28 of Article V of the Bylaws:
>
> > Notwithstanding anything to the contrary set forth in these Bylaws, and unless such action would violate or result in a default (which shall not be deemed to result from suffering a "Qualifying Termination" or other similar event) under the terms of any agreement entered into by the corporation prior to February 10, 2014, any person who has been nominated for election as a director at any meeting of stockholders (including the 2014 annual meeting of stockholders) and who shall have failed to receive at such election votes "For" his or her election representing a majority of the outstanding shares of the corporation entitled to vote on the election of such director shall immediately cease to be qualified as, and shall not be entitled to serve as, an officer of the corporation. Notwithstanding any other provisions of these Bylaws, neither this sentence nor the preceding sentence shall be amended, altered or repealed by the Board of Directors, and no provision of the Bylaws inconsistent herewith or therewith shall be adopted by the Board of Directors, unless the same shall have been approved unanimously by the directors then in office.

The Record Holder intends to submit this Proposal to establish an additional qualification for officers of the Corporation in the Bylaws as permitted by Section 142(b) of the DGCL.

Proposal 4

To adopt a stockholder resolution requesting the Board to take all available steps to amend the Charter and the Bylaws to eliminate any supermajority stockholder approval vote requirements to amend the Bylaws as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby request the Board of Directors to take necessary and/or available steps to amend the Amended and Restated Certificate of Incorporation of the Corporation and the Amended and Restated Bylaws of the Corporation, as applicable, to eliminate any supermajority stockholder vote requirements in respect of amendments to the Bylaws and to provide, in lieu thereof, that amendments to the Bylaws may be authorized by the affirmative vote of a majority of the stockholders present in person or by proxy at a meeting and entitled to vote thereon."

The Record Holder intends to submit this Proposal in order to request the Board to take actions that will grant stockholders the right to amend the Bylaws by the vote of a majority of the stockholders present in person or by proxy at a meeting and entitled to vote on amendments to the Bylaws.

Proposal 5

To adopt a stockholder resolution to approve of the performance of Paul L. Berns as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of Paul L. Berns as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Proposal 6

To adopt a stockholder resolution to approve of the performance of Dennis M. Fenton as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of Dennis M. Fenton as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Proposal 7

To adopt a stockholder resolution to approve of the performance of John G. Freund as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of John G. Freund as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Proposal 8

To adopt a stockholder resolution to approve of the performance of Catherine J. Friedman as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of Catherine J. Friedman as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Proposal 9

To adopt a stockholder resolution to approve of the performance of Ernest Mario as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of Ernest Mario as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Proposal 10

To adopt a stockholder resolution to approve of the performance of William J. Rieflin as a director of the Corporation during the prior year as set forth below.

The following is the text of the proposed resolution:

> "RESOLVED, that the stockholders of the Corporation hereby approve of the performance of William J. Rieflin as a director of the Corporation since the 2013 annual meeting of stockholders."

The Record Holder intends to submit this Proposal in order to allow stockholders to express their opinion on the performance of a director that is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

Information about the Nominees

Name:	Kevin J. Cameron
Age:	45
Business Address:	One Ferry Building, Suite 255, San Francisco, CA 94111
Principal Occupation:	See below

Mr. Kevin J. Cameron is currently the Chief Executive Officer of Ionetix Corporation, a privately-held medical device company that he joined in March 2011. From February 2003 to February 2008, Mr. Cameron was co-founder and President of Glass Lewis & Company, a leading independent research firm focused on issues of corporate governance. From 2001 to 2002, Mr. Cameron handled corporate affairs for Moxi Digital, Inc. (later acquired by ARRIS Group, Inc.), a technology venture focused on digital entertainment. From 1998 to 2001, he was employed by NorthPoint Communications Group, Inc., a publicly-traded broadband telecommunications company. Prior to 1998, Mr. Cameron was an attorney in Washington D.C. and served as a law clerk to the Hon. James L. Buckley of the United States Court of Appeals for the District of Columbia Circuit.

Mr. Cameron currently serves on the board of directors of two public companies, Keryx Biopharmaceuticals, Inc., a pharmaceutical company focused on renal disease, where he has served since June 2007, and Ecotality, Inc., a developer of clean electric transportation and storage technologies, where he has served since January 2012. Ecotality filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2013. Additionally, Mr. Cameron serves on the board of directors of AvidBiotics Corp., a privately held biotechnology company focused on generating non-antibody proteins that target bacteria, viruses and cancer cells. Mr. Cameron also served on the board of directors of Reddy Ice Holdings, Inc., a manufacturer and distributor of packaged ice products, from January 2009 to June 2012, at which time Reddy Ice Holdings, Inc. underwent a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Cameron serves as a member of the Research Advisory Council of Glass, Lewis & Co.

Mr. Cameron holds a J.D. degree with honors from the University of Chicago Law School, where he served as Articles Editor of the Law Review and a B.A., in Economics from McGill University, Montreal, where he received the Allen Oliver Gold Medal in Economics.

Mr. Cameron's qualifications as a director include his experience in finance and corporate governance matters and as a member of the board of directors of several companies, including two biotechnology companies.

Name:	Rael Mazansky, M.D.
Age:	40
Business Address:	419 Park Avenue South, 2nd Floor, New York, NY 10016
Principal Occupation:	See below

Until January 2014, Dr. Rael Mazansky was a health care Portfolio Manager at Surveyor Capital, a global equity long/short multi-manager strategy that operates under Citadel's asset management arm, which he joined in 2011. From 2007 to 2011, Dr. Mazansky was a Senior Analyst at Perceptive Advisors, LLC, an investment firm that focuses on the biotechnology and life sciences sectors. From 2006 to 2007, he was an Analyst at Ridgeback Capital Management, LLC, a health care-focused hedge fund, and from 2005 to 2006 he was an Analyst at Sigma Capital Management, an investment advisory firm. From 1999 to 2005, Dr. Mazansky was an investment banker at Donaldson, Lufkin & Jenrette and its successor Credit Suisse Group AG, a leading global financial services company, where he most recently served as a Vice President in the Health Care group.

Dr. Mazansky received a joint M.D. / M.B.A. degree from the Columbia University College of Physicians and Surgeons and the Columbia Business School in 1999. He graduated with a B.A. in French Literature, magna cum laude, from Brown University in 1994. He previously served as a director of Alveolus, Inc., a private medical device company.

Dr. Mazansky's qualifications as director include his experience investing in biotechnology companies, his medical education and his expertise in the health care and life sciences sectors.

Name:	Charles A. Rowland
Age:	55
Business Address:	3338 Lancashire Rd., Furlong, PA 18925
Principal Occupation:	See below

Mr. Charles A. Rowland, Jr., CPA, MBA, was most recently the Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc in January 2014. He has 32 years of diversified experience across a broad field of financial areas. Mr. Rowland has experience in all areas of finance and accounting, including financial reporting, tax, treasury, capital allocation and strategic financial planning. Prior to joining ViroPharma in 2008, Mr. Rowland was the Executive Vice President and Chief Financial Officer, as well as the interim Co-Chief Executive Officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus within pain management, where he served from 2006 to 2008. At Endo, Mr. Rowland drove the strategic planning process through two successive chief executive officers. He also led the design and implementation of the company's mid and long-term strategy. From 2004 to 2006, Mr. Rowland was the Senior Vice President and Chief Financial Officer of Biovail Corporation, an international pharmaceutical company, where he directed all financial activities for the company including tax, treasury, accounting, financial analysis, investor relations as well as all aspects of information technology. Mr. Rowland previously held positions of increasing responsibility at Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co.

Mr. Rowland joined the Board of Directors of Idenix Pharmaceuticals, Inc., a biopharmaceutical company, in 2013 and serves as a member of the Audit Committee. He is also a Board Member of the Philadelphia chapter of Financial Executives International.

Mr. Rowland holds a B.S. degree in accounting from Saint Joseph's University and an M.B.A. with a finance concentration from Rutgers's University.

Mr. Rowland's qualifications as a director include his extensive previous professional experience as a chief financial executive in the biotechnology and pharmaceutical industries and his experience serving as a director of a biotechnology company.

Written Consent of Each Nominee

[See attached]

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of XenoPort, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission and distributed to stockholders of the Corporation by Clinton Group, Inc. and certain of its affiliates and other persons (collectively, the "Clinton Group") or the Corporation and in other materials in connection with the solicitation of proxies by the Clinton Group from stockholders of the Corporation to be voted at the 2014 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected or appointed.

Dated: February 5, 2014

Kevin J. Cameron

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of XenoPort, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission and distributed to stockholders of the Corporation by Clinton Group, Inc. and certain of its affiliates and other persons (collectively, the "Clinton Group") or the Corporation and in other materials in connection with the solicitation of proxies by the Clinton Group from stockholders of the Corporation to be voted at the 2014 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected or appointed.

Dated: Jan. 28, 2014

Rael Mazansky

~~[Nominee]~~

RAEL MAZANSKY

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of XenoPort, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission and distributed to stockholders of the Corporation by Clinton Group, Inc. and certain of its affiliates and other persons (collectively, the "Clinton Group") or the Corporation and in other materials in connection with the solicitation of proxies by the Clinton Group from stockholders of the Corporation to be voted at the 2014 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected or appointed.

Dated: January 27, 2014

Mr. Charles A. Rowland, Jr.

Form of Nominee Agreement

Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10019

____________, 2014

[Nominee]
[Business Address]

Dear [Nominee]:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of an affiliate of the undersigned (the "Nominating Party"), to stand for election as a director of XenoPort, Inc., a Delaware corporation ("XNPT"), in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain other parties in respect of the 2014 annual meeting of stockholders of XNPT expected to be held in May 2014 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") or appointment or election by other means. You further agree to serve as a director of XNPT if so elected or appointed. The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected or appointed, as a director of XNPT if such nominee later changes his mind and determines not to serve on the Slate or, if elected or appointed, as a director of XNPT. Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected or appointed, as a director of XNPT. In that regard, you are being supplied with a questionnaire (the "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make appropriate disclosure to XNPT and to use in creating the proxy materials to be sent to stockholders of XNPT and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.

You agree that (i) you will promptly complete and sign the Questionnaire and return a copy to the person indicated in the Questionnaire, (ii) your responses in the Questionnaire will be true, complete and correct in all respects, and (iii) you will provide any additional information as may be requested by the undersigned. In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of XNPT and, if elected or appointed, consent to serving as a director of XNPT. Upon being notified that we have chosen you, we may forward your consent and your completed Questionnaire (or summary thereof) to XNPT, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter. Furthermore, you

understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) neither you nor any of your affiliates will acquire or dispose of any securities of XNPT without the prior approval of the undersigned, which approval shall not be unreasonably withheld or delayed; (iii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to XNPT or the Proxy Solicitation without the prior approval of the undersigned; and (iv) you will not agree to serve, or agree to be nominated to stand for election by XNPT or any other stockholder of XNPT (other than the undersigned), as a director of XNPT without the prior approval of the undersigned.

The undersigned agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of XNPT on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of XNPT, if you are elected or appointed.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation. You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims. In addition, upon your delivery of notice with respect to any such claim, the undersigned shall promptly assume control of the defense of such claim with counsel chosen by the undersigned. The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) a release of you from any and all liability in respect of such claim. If you are required to enforce the obligations of the undersigned in this letter in a court of competent jurisdiction, or to recover damages for breach

of this letter, the undersigned will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

Each of us recognizes that should you be elected or appointed to the Board of Directors of XNPT all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to XNPT and to the stockholders of XNPT and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of XNPT.

This agreement shall automatically terminate on the earliest to occur of (i) the conclusion of XNPT's next annual meeting of stockholders (regardless of the outcome), (ii) your election or appointment to the Board of Directors of XNPT or (iii) our communication to you of our intent not to proceed with the Proxy Solicitation.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

CLINTON GROUP, INC.

By: ______________________________
Name:
Title:

Agreed to and accepted as
of the date first written above:

____
Name: [Nominee]

Information about the Record Holder and certain related parties

The Record Holder and certain related parties referenced in this Annex E may be deemed to beneficially own, in the aggregate, 1,174,615 shares of Common Stock. Of the 1,174,615 shares of Common Stock owned in the aggregate by the Record Holder and such other parties, such shares of Common Stock may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act as used throughout this Annex E) as follows: (a) 754,362 shares of Common Stock are beneficially owned by the Record Holder; (b) 193,776 shares of Common Stock are beneficially owned by Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (c) 754,362 shares of Common Stock may be deemed to be beneficially owned by Clinton Relational Opportunity, LLC, a Delaware limited liability company ("CRO"), by virtue of an investment management agreement with the Record Holder; (e) 1,174,615 shares of Common Stock may be deemed to be beneficially owned by Clinton Group, Inc., a Delaware corporation ("CGI"), by virtue of an investment management agreement with CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio that beneficially owns 226,477 shares of Common Stock; and (e) 1,174,615 shares of Common Stock may be deemed to be beneficially owned by Mr. George Hall, a United States citizen, by virtue of his direct and indirect control of the Record Holder, CGI, CMAG and CRO. Share ownership is reported as of February 7, 2014.

The principal business address of the Record Holder, CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York, 10022. The principal business address of CMAG is c/o Credit Suisse Administration Services (Cayman) Ltd., Grand Pavilion Commercial Centre, 802 West Bay Road, Georgetown, Grand Cayman, Cayman Islands, BWI, KY1-1104.

Two year transaction history of the Nominees in the Corporation's Securities

The following transaction history shows those trades, if any, of each Nominee in securities of the Corporation during the past two years. Except as otherwise noted, all transactions were effected in the open market.

Mr. Mazansky:

Trade Date	Shares Purchased (Sold)
6/5/2013	2,000
10/24/2013	2,000